UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TANGOE, INC.

(Names of Subject Company (Issuer))

TAMS INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ASENTINEL, LLC

(Name of Filing Persons (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

87582Y108

(CUSIP Number of Class of Securities)

TAMS Inc.
c/o Marlin Management Company, LLC
338 Pier Avenue
Hermosa Beach, CA 90254
Attention: Peter Chung
Telephone: (310) 364-0100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Rick Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 756-2000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$277,714,371.48	$32,187.10

*

Estimated for purposes of calculating the amount of filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Tangoe, Inc., at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 39,943,806 issued and outstanding Shares, multiplied by $6.50 per Share; (ii) 2,737,566 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $6.50 per Share, multiplied by $2.53 per Share (which is the difference between $6.50 and $3.97, the weighted average exercise price of such options that have an exercise price that is less than $6.50 per Share); (iii) 1,576,601 Shares (or share equivalents) subject to restricted stock units and performance-based share units that are or are expected to become vested in connection with the transaction, multiplied by $6.50 per Share; and (iv) 139,336 Shares subject to stock awards that are or are expected to become vested in connection with the transaction, multiplied by $6.50 per Share.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 30, 2016, by multiplying the Transaction Value by 0.0001159.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,187.10	Filing Party:	TAMS Inc., Asentinel, LLC and Marlin Management Company, LLC
Form or Registration No.:	Schedule TO	Date Filed:	May 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:
87582Y108

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 3 any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) TAMS Inc., a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (“Parent”), (ii) Parent and (iii) Marlin Management Company, LLC (d/b/a Marlin Equity Partners). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding common stock, par value $0.0001 per share (the “Shares”) of Tangoe, Inc. (the “Company”) at a purchase price of $6.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 12, 2017 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Amendment to the Schedule TO

ITEM 7.                                   Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO and the disclosure under Section 14—“Certain Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph:

“On June 8, 2017, Parent and the Offeror waived the Financing Proceeds Condition in accordance with the terms of the Merger Agreement. The Offer remains subject to the remaining conditions to the Offer set forth in Section 14—“Certain Conditions of the Offer” of the Offer to Purchase. The full text of the press release announcing the waiver of the Financing Proceeds Condition is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.”

ITEMS 1, 4 and 11.                       Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented by inserting the following paragraph:

“On June 8, 2017, Parent and the Offeror announced an extension of the expiration of the Offer to 10:00 a.m., New York City time, on June 15, 2017, unless the Offer is further extended or earlier terminated in accordance with the terms of the Merger Agreement. The Offer was previously scheduled to expire at 10:00 a.m., New York City time, on June 13, 2017.

The Offer is being extended pursuant to the requirement of the SEC that at least five business days remain in the Offer following the satisfaction or waiver of the Financing Proceeds Condition.

The Depositary has advised Parent and the Offeror that, as of 5:00 p.m., New York City time, on June 7, 2017, 6,434,792 Shares, representing approximately 16.1% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.”

ITEM 12.                            Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on June 8, 2017.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “10:00 a.m., New York City time, on June 13, 2017” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “10:00 a.m., New York City time, on June 15, 2017.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2017

TAMS Inc.

By:	/s/ Robb Warwick
Name:	Robb Warwick
Title:	President

Asentinel, LLC

By:	/s/ Robb Warwick
Name:	Robb Warwick
Title:	Treasurer

Marlin Management Company, LLC

By:	/s/ Peter Chung
Name:	Peter Chung
Title:	Principal

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 12, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)

Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on April 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Tangoe, Inc., Inc. on April 28, 2017).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 12, 2017.*

(a)(1)(H)	Joint Press Release issued by Marlin Equity Partners, Tangoe, Inc. and Asentinel, LLC on June 8, 2017.

(b)(1)	Debt Commitment Letter, dated as of April 27, 2017, by and among PNC Bank, National Association, Tennenbaum Capital Partners, LLC, TPG Specialty Lending, Inc. and Asentinel, LLC.*

(d)(1)

Agreement and Plan of Merger, dated as of April 27, 2017, by and among Tangoe Inc., TAMS Inc., and Asentinel, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tangoe, Inc. on April 28, 2017).

(d)(2)	Limited Guarantee, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. in favor of Tangoe, Inc.*

(d)(3)	Equity Commitment Letter, dated as of April 27, 2017, delivered by Marlin Equity IV, L.P. to Asentinel, LLC and TAMS Inc.*

(g)	None.

(h)	None.

* Previously filed on May 12, 2017 as an exhibit to the Schedule TO